Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258340

PROSPECTUS SUPPLEMENT NO. 76
(to prospectus dated August 10, 2021)

Up to 19,300,751 Shares of Class A Common Stock Issuable Upon the Exercise of Warrants Up to 77,272,414 Shares of Class A Common Stock Up to 8,014,500 Warrants to Purchase Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 10, 2021 (as supplemented or amended from time to time, the “Prospectus”), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on September 6, 2024 (the “Current Report”) other than the information included in Exhibit 99.1, which was furnished and not filed with the SEC. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of 19,300,751 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), which consists of (i) up to 8,014,500 shares of Class A Common Stock that are issuable upon the exercise of 8,014,500 warrants (the “private placement warrants”) issued in a private placement in connection with the initial public offering of Decarbonization Plus Acquisition Corporation (“DCRB”) and upon the conversion of a working capital loan by the Sponsor (as defined in the Prospectus) to DCRB and (ii) up to 11,286,251 shares of Class A Common Stock that are issuable upon the exercise of 11,286,251 warrants originally issued in DCRB’s initial public offering. The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus, or their permitted transferees, of (i) up to 77,272,414 shares of Class A Common Stock (including up to 5,293,958 shares of Class A Common Stock issuable upon the satisfaction of certain triggering events (as described in the Prospectus) and up to 326,048 shares of Class A Common Stock that may be issued upon exercise of the Ardour Warrants (as defined in the Prospectus)) and (ii) up to 8,014,500 private placement warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock and warrants are traded on the Nasdaq Capital Market under the symbols “HYZN” and “HYZNW,” respectively. On September 6, 2024 the closing price of our Class A Common Stock was $0.07 and the closing price for our public warrants was $0.03.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 7 of the Prospectus, as well as those risk factors contained in any amendments or supplements to the Prospectus and the documents included or incorporated by reference herein or therein.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 6, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 6, 2024
___________________________________
Hyzon Motors Inc.
(Exact name of registrant as specified in its charter)
___________________________________

Delaware	001-39632	82-2726724
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)
599 South Schmidt Road Bolingbrook, IL		60440
(Address of principal executive offices)		(Zip Code)
(585)-484-9337
(Registrant's telephone number, including area code)
Not Applicable (Former name or former address, if changed since last report)
___________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	HYZN	NASDAQ Capital Market
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	HYZNW	NASDAQ Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03. Material Modification to Rights of Security Holders.

As previously disclosed on a Current Report on Form 8-K filed by Hyzon Motors Inc. (the “Company”) on August 21, 2024, the Company held its 2024 Annual Meeting of Stockholders on August 21, 2024 (the “2024 Annual Meeting”) and, at the 2024 Annual Meeting, the Company’s stockholders approved an amendment (the “Amendment”) to our Second Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) to effect a reverse stock split of the Company’s Class A common stock, par value $0.0001 per share (the “Class A common stock”), at a ratio ranging from 1:20 to 1:50 (the “Reverse Stock Split”), with the final decision as to whether to proceed with the Reverse Stock Split and the exact ratio of the Reverse Stock Split to be determined by our board of directors (the “Board”), in its sole discretion, following such approval, at any time prior to the one-year anniversary of the 2024 Annual Meeting.

The Board subsequently approved effecting the Reverse Stock Split, effective September 11, 2024, and fixed a ratio for the Reverse Stock Split at a ratio of 1:50. On September 6, 2024, the Company filed the Amendment to the Certificate of Incorporation attached hereto as Exhibit 3.1 with the Secretary of State of the State of Delaware. The Amendment will effect the Reverse Stock Split at a ratio of 1:50 effective as of 12:01 a.m., Eastern Time, on September 11, 2024 (the “Effective Time”).

As of the date of this Current Report on Form 8-K, the Company had approximately 272.5 million shares of Class A common stock issued and outstanding. As a result of the Reverse Stock Split, every fifty (50) shares of Class A common stock will be automatically combined into one share of Class A common stock, and the number of authorized shares of Class A common stock will be reduced proportionally from 1,000,000,000 to 20,000,000. No fractional shares shall be issued and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Class A common stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Class A common stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the product of the closing sales price of the Class A common stock on The Nasdaq Capital Market on the date that is immediately prior to the Effective Time and the amount of the fractional share.

All outstanding options, warrants, restricted stock units, performance stock units, and similar securities entitling their holders to receive or purchase shares of Class A common stock will be adjusted as a result of the Reverse Stock Split, as required by the terms of each security. The Reverse Stock Split will not reduce the number of authorized shares of preferred stock of the Company and will not change the par value of the Class A common stock or the preferred stock.

For more information about the Reverse Stock Split, see the definitive proxy statement for the 2024 Annual Meeting filed by the Company with the Securities and Exchange Commission on July 29, 2024, the relevant portions of which are incorporated herein by reference (the “2024 Proxy Statement”). The description of the Amendment in the 2024 Proxy Statement and in this Current Report on Form 8-K are both qualified in their entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 3.1 hereto and incorporated herein by reference.

On September 6, 2024, the Company issued a press release announcing the Reverse Stock Split. A copy of the press release is filed herewith as Exhibit 99.1 hereto.

Item 5.03 Amendments to articles of incorporation or bylaws; change in fiscal year.

To the extent required by Item 5.03 of Form 8-K, the information contained in Item 3.03 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01     Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed with this Current Report on Form 8-K:

Exhibit Number	Description
3.1	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of the Company, as amended, effective September 11, 2024
99.1	Press release issued September 6, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HYZON MOTORS INC.

Date: September 6, 2024	By:	/s/ Parker Meeks
	Name:	Parker Meeks
	Title:	Chief Executive Officer